

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2020

Daniel G. Stokely
Chief Financial Officer, Treasurer and Secretary
Ampio Pharmaceuticals, Inc.
373 Inverness Parkway, Suite 200
Englewood, Colorado 80112

      Re: Ampio Pharmaceuticals, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 18, 2019
          File No. 001-35182

Dear Mr. Stokely:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences